SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               billserv.com, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   090181 10 8
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 090181 10 8

 (1)  Name of Reporting Person
      I.R.S. Identification No. of Above Person (entities only)  David S. Jones
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a                                    (a) [ ]
      Member of a Group*                                                (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC Use Only
--------------------------------------------------------------------------------
(4)   Citizenship                                                        Texas
--------------------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:                   (5)   Sole Voting Power                      1,216,667*
--------------------------------------------------------------------------------
                        (6)   Shared Voting Power                             0
--------------------------------------------------------------------------------
                        (7)   Sole Dispositive Power                          0
--------------------------------------------------------------------------------
                        (8)   Shared Dispositive Power               1,216,667*
--------------------------------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned
      by Each Reporting Person                                       1,216,667*
--------------------------------------------------------------------------------
(10)  Check if the Aggregate Amount in                                      [ ]
      Row (9) Excludes Certain Shares*
--------------------------------------------------------------------------------
(11)  Percent of Class Represented by                                      9.2%
      Amount in Row (9)
--------------------------------------------------------------------------------
(12)  Type of Reporting Person*                                              IN
--------------------------------------------------------------------------------
*     SEE INSTRUCTIONS

*Includes 33,334 shares issuable upon exercise of options to purchase common stock.

CUSIP NO. 090181 10 8

ITEM 1(A).         NAME OF ISSUER:

                   billserv.com  (the "Issuer")

ITEM 1(B).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   14607 San Pedro, Suite 100, San Antonio, Texas 78232

ITEM 2(A).         NAME OF PERSON FILING:

                   David S. Jones is a Director and Executive Vice President of billserv.com

ITEM 2(B).         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                   14607 San Pedro, Suite 100, San Antonio, Texas 78232

ITEM 2(C).         CITIZENSHIP:

                   David S. Jones is a resident of Texas and a citizen of the United States.

ITEM 2(D).         TITLE OF CLASS OF SECURITIES:

                   Common Stock, $0.001 par value per share, of the Issuer.

ITEM 2(E).         CUSIP NO.:

                   090181 10 8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a)   [ ]  Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o);

           (b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c);

           (c)   [ ]  Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c);

           (d)   [ ]  Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e)   [ ]  An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);

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CUSIP NO. 090181 10 8

           (f)   [ ]  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

           (g)   [ ]  A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G);

           (h)   [ ]  A savings association as defined in section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i)   [ ]  A church plan that is excluded from the definition
                      of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j)   [ ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J)

                      Not applicable.

ITEM 4.     OWNERSHIP:

            At the close of business on December 31, 1999, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,216,667 shares of Common Stock of the Issuer, representing approximately 9.2% of the Issuer's outstanding shares of Common Stock (based upon the 13,128,465 shares reported to be outstanding as of such date by the Issuer's transfer agent).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON:

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

            Not Applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

CUSIP NO. 090181 10 8

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable.

ITEM 10.    CERTIFICATIONS:

            Not Applicable.




                            [SIGNATURE PAGE FOLLOWS]

CUSIP NO. 090181 10 8

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Dated:  March 28, 2000



                                    _______________________________
                                    David S. Jones


                     ATTENTION: Intentional misstatements or
                      omissions of fact constitute Federal
                   criminal violations (See 18 U.S.C.ss.1001)